December 18, 2018

Tianhua Wu
Chief Executive Officer and Director
Up Fintech Holding LTD
18/F, Gandyvic Building, No. 1 Building,
No. 16 Taiyanggong Middle Road, Chaoyang District,
Beijing, 100020 PRC

       Re: Up Fintech Holding LTD
           Draft Registration Statement on Form F-1
           Submitted November 20, 2018
           CIK No. 0001756699

Dear Mr. Wu:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Submitted on November 20, 2018

The Offering
Key Operating Data, page 13

1. We note your disclosure of the number of registered users and customer accounts as part of your key operating data. Please disclose in a footnote to the table how many of the total registered users and customers have had activity or no activity in the last twelve months.
Risk Factors, page 14

2. Include a new risk factor on the risk that the deposit agreement may be amended or
 Tianhua Wu
FirstName LastNameTianhua Wu
Up Fintech Holding LTD
Comapany18, 2018 Fintech Holding LTD
December NameUp
December 18, 2018 Page 2
Page 2
FirstName LastName
         terminated without the holder's consent.
We face risks related to natural disasters, health epidemics, terrorist attacks and other outbreaks...., page 35

3. Please revise this risk factor to adequately describe the risk and explain how the risk affects your business. For instance, are your management, information technology or other critical functions or assets centered in a single city or geographic region such that an event in that city could adversely impact your operations? See Item 503(b) of Regulation S-K.
Our management will have considerable discretion as to the use of the net proceeds..., page 57

4. For clarity, please revise this risk factor to disclose your current capital position as well as your expected capital position after the offering.
Use of Proceeds, page 60

5. Please amend your disclosure to include the estimated amount of proceeds you plan to allocate for each of the uses identified on page 60. If the company has specific purposes in mind for the use of proceeds, you must disclose the estimated net amount of the proceeds broken down into each principal intended use. This is required even if management will have broad discretion in allocating the proceeds. See Item 504 of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 79

6. We note your calculation of Adjusted Net Loss, a non-GAAP financial measure, does not include any tax effect related to your adjustments. Please revise your calculation and disclosures, here and elsewhere throughout the registration statement, to show the tax effect of the corresponding adjustments as a separate line item. Refer to Question 102.11 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.
Key Components of Results of Operations
Revenues, page 80

7. We note that a significant portion of your revenues is from charging commission fees based on the amount of transaction volume, or the number of shares, lots or contracts in each order. In addition, we note that financing service fees on margin financing transactions. Please expand to disclose the key pricing terms associated with your revenues, including average commission rates charged per transaction, other fees, and interest rates charged on margin financing transactions. To the extent that there are fluctuations in any of your fee rates, include a discussion of those changes and any impacts those changes have on your revenues.
 Tianhua Wu
FirstName LastNameTianhua Wu
Up Fintech Holding LTD
Comapany18, 2018 Fintech Holding LTD
December NameUp
December 18, 2018 Page 3
Page 3
FirstName LastName
Results of Operations, page 88

8. Please revise your MD&A to include a comprehensive discussion and analysis of the trends and circumstances driving the significant changes in your balance sheet line items for the periods provided. Refer to Item 303(a) of Regulation
S-K.
Business, page 105

9. Please revise this section to clarify that Interactive Brokers is a key service provider on whose services your business is dependent, consistent with the disclosure in the risk factor regarding your relationship with Interactive Brokers on page 18. Please also file any material contracts with Interactive Brokers as exhibits under Item 601(b)(10) of
         Regulation S-K.
Regulation , page 123

10. Under an appropriate caption, please discuss the regulations under which you received a rectification notice in July 2016 from the CSRC. Please elaborate on the substance of the notice and measures you have taken to comply with its requirements, and clarify whether you expect that the CSRC will confirm whether you have satisfied those requirements.
         Similarly, please elaborate on the substance of the SAFE notice you received in March
         2016 and whether you expect that SAFE will confirm whether you have responded satisfactorily to its inquiry.
Report of Independent Registered Public Accounting Firm, page F-2

11. The auditor's report must be addressed to the shareholders and the board of directors, pursuant to AS 3101, paragraph 07. Please have the auditor revise its report to specifically address shareholders.
Consolidated Balance Sheet, page F-3

12. We note that you present a line item for "subscription receivable from Series A equity interest with preferential rights" in the amount of $(3,633,087) within mezzanine equity as of December 31, 2016. Please tell us and revise to disclose the nature of this item and how it is flowing through your financial statements, including an explanation of your accounting for the initial measurement, subsequent measurement or settlement with reference to authoritative literature.
Consolidated Statements of Operations, page F-4

13. We note the disclosure of your various research and development activities throughout the filing, including discussion around development of your platform on page 117. Please tell us and disclose in future filings the total amount of research and development costs charged to expense for each year presented in the consolidated statements of operations as required by ASC 730-10-50-1. In addition, revise to disclose your accounting policy
 Tianhua Wu
FirstName LastNameTianhua Wu
Up Fintech Holding LTD
Comapany18, 2018 Fintech Holding LTD
December NameUp
December 18, 2018 Page 4
Page 4
FirstName LastName
         associated with the research and development activities, inclusive of your capitalization policy of any of those costs as software on the balance sheet.
Notes to the Consolidated Financial Statements
Note 1. Organization and Principal Activities
History of the Group and reorganization under identical common ownership, page F-10

14. We note your disclosure that you will present shares and per share information, including basic and diluted EPS, retrospectively upon completion of the re-domiciliation. In addition, we note the disclosure on your capitalization table on page 62 that your preferred shares will automatically convert upon completion of this offering. Please address the following:

             Tell us whether you intend to provide a pro forma balance sheet and statement of operations (including EPS) to give effect to the automatic conversion;

             Tell us in greater detail the specific impacts you intend to present on a retrospective basis, and separately on a pro forma basis, relating to the re-domiciliation or other events. In addition, tell us when you expect the re-domiciliation to be complete; and

             Provide us with the relevant authoritative guidance supporting your planned presentation as it relates to the two bullets above.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition
Financing Service Fees, page F-18

15. We note that you earn financing service fees over the period that the margin loans are outstanding. Please tell us and disclose the amount of margin loans outstanding in your consolidated balance sheet as of December 31, 2017 and 2016, as well as the line item that they are reflected in. In addition, tell us and disclose the details of your accounting policy for determining the allowance for doubtful accounts on your margin loan transactions, including any relevant quantitative information on your collateralized transactions.
Note 8. Income Taxes, page F-27

16. We note that you have $4.6 million and $3.2 million of deferred tax assets, net of valuation allowances of $1.2 million and $0.5 million, as of December 31, 2017 and 2016, respectively. Please provide us with a comprehensive analysis that supports your determination of the tax valuation allowance at December 31, 2017 and 2016, including your basis for concluding that realization of net deferred tax assets is more likely than not as required by ASC 740-10-30-5(e). As part of your response, include a discussion of the negative and positive evidence you considered and contemplated by ASC 740-10-30-22
 Tianhua Wu
FirstName LastNameTianhua Wu
Up Fintech Holding LTD
Comapany18, 2018 Fintech Holding LTD
December NameUp
December 18, 2018 Page 5
Page 5
FirstName LastName
         through 24. To the extent applicable, revise your disclosures here or within the critical accounting policies to provide a more robust description of the specific positive and negative evidence you considered, as well as any possible tax planning strategies or other future events.
Note 9. Equity Interest with Preferential Rights, page F-29

17. We note your disclosure of the redemption terms (i.e., redemption events and redemption price) for the Series A, B and B+ equity interest with preferential rights, which you classified within mezzanine equity. However, we do not see any accretion for changes in redemption value of the preferred shares from the date of issuance reflected in your financial statements. Please explain your accounting treatment and identify the specific guidance you used. Tell us how your current presentation complies with paragraph 15 of
         ASC 480-10-S99-3A, including your consideration of whether the instrument will become redeemable upon the passage of time.
Note 11. Share-Based Compensation, page F-33

18. We note your disclosure that the options will vest and become exercisable in three installments beginning on the second anniversary of the vesting commencement date.
         Please address the following:

             Revise your disclosures to clearly define the vesting commencement date and describe when vesting of the options will begin;

             Tell us whether the terms of the awards contain an explicit or implicit market, service or performance condition and how you intend to recognize compensation expense over the vesting period, including any consideration of whether there is a service inception date that precedes the grant date in accordance with ASC 718-10-55-108; and

             Disclose the amount of total compensation expense relating to your nonvested share options not yet recognized and the weighted average period for which it is to be recognized in accordance with ASC 718-10-50-2(i) in addition to the amounts you already disclose relating to your RSUs.
General

19. We note the prospectus includes information from an industry report commissioned by you and prepared by iResearch Report. Please file the consent of iResearch to the inclusion of information and references to itself and to the report as an exhibit to this registration statement or provide us your analysis supporting your determination that you are not required to do so. Please refer to Rule 408(a) of Regulation
C.
20. Please supplementally provide us with copies of all written communications, as defined in
 Tianhua Wu
Up Fintech Holding LTD
December 18, 2018
Page 6
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Stephen Kim at 202-551-3291or Robert Klein at 202-551-3847 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Pam Long at 202-551-3765 with any other questions.



                                                            Sincerely,
FirstName LastNameTianhua Wu
                                                            Division of
Corporation Finance
Comapany NameUp Fintech Holding LTD
                                                            Office of Financial
Services
December 18, 2018 Page 6
cc:       Ke Geng
FirstName LastName